SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 17, 2003

SKYLINE CORPORATION
(Exact name of registrant as specified in its charter)

INDIANA	1-4714
(State of Incorporation)	(Commission File Number)

35-1038277
(IRS Employee Identification No.)

P. O. Box 743, 2520 By-Pass Road   Elkhart, IN 46515
(Address of principal executive offices) (Zip)

(574) 294-6521
(Registrant's telephone number, including area code)

Item 5. Other Events

ELKHART, INDIANA --- JUNE 17, 2003

SKYLINE REPORTS YEAR-END, FOURTH QUARTER RESULTS

Net earnings for Skyline Corporation's 2003 fiscal year were $6,193,000 compared to $12,254,000 in fiscal 2002. On a per share basis, fiscal 2003 net earnings were $0.74 versus $1.46 in the 2002 fiscal year.

For the fourth quarter which ended May 31, 2003, net earnings were $3,247,000 compared to $4,074,000 of the fourth quarter of fiscal 2002. Net earnings per share for fiscal 2003's fourth quarter were $0.39 versus $0.49 of the fourth quarter of fiscal 2002.

Sales for fiscal 2003 were $419,817,000 compared to $450,722,000 of a year earlier. Sales for the fourth quarter of fiscal 2003 were $103,149,000 compared to $114,363,000 of fiscal 2002's fourth quarter.

Sales for Skyline's manufactured housing group for fiscal 2003 were $293,448,000 compared to $339,260,000 of fiscal 2002. The group's sales for the fiscal 2003 fourth quarter totaled $71,387,000, compared to $77,836,000 of the comparable period of fiscal 2002.

For Skyline's RV group, sales for fiscal 2003 were $126,369,000 compared to $111,462,000 of fiscal 2002. The RV group's sales for fiscal 2003's fourth quarter were $31,762,000 compared to $36,527,000 of the fourth quarter of fiscal 2002.

SKYLINE CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF EARNINGS

(Dollars in thousands except per share)

	Three Months Ended May 31, (Unaudited)		Year Ended May 31,	
	2003	2002	***2003***	2002
Sales	***$ 103,149***	$ 114,363	***$ 419,817***	$ 450,722
Earnings before income taxes	***5,408***	6,723	***10,336***	20,229
Provision for income taxes	***2,161***	2,649	***4,143***	7,975
Net earnings	***$ 3,247***	$ 4,074	***$ 6,193***	$ 12,254
Basic earnings per share	***$ .39***	$ .49	***$ .74***	$ 1.46
Weighted average common shares outstanding	***8,391,244***	8,391,244	***8,391,244***	8,391,244

SKYLINE CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	May 31,	
ASSETS	***2003***	2002
Cash and temporary cash investments	***$ 154,457***	$ 147,026
Accounts receivable	***22,292***	28,028
Inventories	***9,414***	9,632
Other current assets	***8,808***	8,137
Total Current Assets	***194,971***	192,823
Property, Plant and Equipment, net	***39,131***	41,477
Other Assets	***5,039***	4,452
	$ 239,141	$ 238,752
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable, trade	***$ 5,990***	$ 5,859
Accrued liabilities	***28,400***	29,448
Income taxes payable	***1,786***	1,156
Total Current Liabilities	***36,176***	36,463
Other Deferred Liabilities	***4,580***	4,056
Common stock	***312***	312
Additional paid-in capital	***4,928***	4,928
Retained earnings	***258,889***	258,737
Treasury stock, at cost, 2,825,900 shares in 2003 and 2002	***(65,744)***	(65,744)
Total Shareholders' Equity	***198,385***	198,233
	$ 239,141	$ 238,752